SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 A PUBLICLY HELD COMPANY

NIRE 53300000859

MINUTES OF THE 166TH EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON OCTOBER 24, 2016

1. DATE, TIME AND LOCATION: Held on October 24, 2016, at 2 pm, in the Company's headquarters, located in Setor Comercial Norte, Quadra 4, Bloco “B”, No. 100, 2nd Floor, of Edifício Centro Empresarial VARIG – Brasília – DF.

2. CALL NOTICE: The call notice was filed with the Brazilian Securities and Exchange Commission (CVM), New York Stock Exchange (NYSE), Madrid Stock Exchange and the Company's website (www.eletrobras.com.br), on September 23, 2016, and duly published, in the form of Article 124 of Law 6,404/1976, of December 15, 1976, as amended (“Law of Corporations”), in the Federal Official Gazette and the newspapers O Globo, Valor Econômico and Correio Brasiliense on 9/26/2016, 9/27/2016 and 9/28/2016, with the following content: “MINISTRY OF MINES AND ENERGY CENTRAIS ELÉTRICAS BRASILEIRAS S.A. –

ELETROBRAS (A Publicly Held Company) CNPJ No. 00001180/0001-26 RESUBMISSION OF THE CALL NOTICE for the 166th Extraordinary Shareholders' Meeting. We hereby invite the shareholders of Centrais Elétricas Brasileiras S.A (Eletrobras) to meet at the Company's headquarters in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Room 203, of Edifício Centro Empresarial VARIG – Brasília – DF, on October 24, 2016, at 2 pm, for an Extraordinary Shareholders' Meeting, to deliberate on the following Order of the Day: 1. Approve the sale of the shareholding control of CELG Distribuição S.A. (CELG-D), in a privatization auction to be sponsored by BM&FBOVESPA, in accordance with the minimum price and conditions established in Resolution CND No. 11, of November 18, 2015, with the amendments established by Resolution No. 7, of September 13, 2016 of the Board of the Investment Partnership Program. According to the first paragraph of Article 126 of Federal Law No. 6404/1976, as amended ("Law of Corporations") and the decision of the First Collegiate of the CVM in the process CVM RJ2014/3578, issued on November 4, 2014, shareholders may be represented at the Extraordinary Shareholders' Meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago, in accordance with Law 6404/76; (ii) if a legal entity, by its legal representatives or a proxy appointed in accordance with its articles of incorporation, the rules of the Brazilian Civil Code and Law 6404/76; and (iii) if an investment fund, by its administrator and/or manager, or also by a proxy appointed in accordance with its articles of incorporation and the rules of the Brazilian Civil Code. Each shareholder or their legal representative, whether Brazilian or a foreigner, in accordance with Article 5 of CVM Instruction No. 481, of December 17, 2009, as amended (CVM Instruction No. 481) must submit the following documents to ensure their admission to the Meeting: Original or certified photocopy of official ID document with photo, legally recognized as such in Brazil, within its period of validity, in the case of an individual; Certified photocopy of the current Bylaws or articles of incorporation, in the case of legal

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entities, as well as the act that invests the representative with sufficient power of representation for the Extraordinary Shareholders' Meeting; Original or certified photocopy of the power of attorney granted and regulated in accordance with the law, by the shareholder; Original copy of the share position statement provided by the depositary institution or custodian, identifying shareholder status; In the case of investment funds, the representative shall prove his or her authority as an administrator of the fund or a proxy duly appointed by the latter, according to the applicable law.

In the case of foreign legal entities, the documentation that demonstrates the power of attorney must be notarized and certified by the consulate, except in cases dispensing with documents issued in signatory countries of the Convention Abolishing the Requirement of Legalisation for Foreign Public Documents, signed on October 5, 1961, and promulgated by Decree No. 8660, of January 29, 2016, provided all its terms and conditions are observed. Documents written in other languages, pursuant to the Law of Introduction to Brazilian Legal Standards (Decree-Law No. 4657, of September 4, 1942, as amended), will only be accepted if submitted with a sworn translation. In accordance with the sole paragraph of Article 43 of the Company's Bylaws, documents proving shareholder status and representation must be delivered within 72 (seventy-two) hours of the Extraordinary Shareholders' Meeting to the Departamento de Relações com Investidores (DFR -Department of Investor Relations), Divisão de Atendimento ao Mercado (DFRM - Market Service Division), on Avenida Presidente Vargas, No. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 noon or 2 pm to 5 pm. Only those shareholders who arrive with all the necessary documents to participate in the meeting will be admitted to the Extraordinary Shareholders' Meeting hereby called. Decisions will be made in the Extraordinary Shareholders' Meeting by majority vote, and the vote of each shareholder will be in proportion to their shareholdings in the Company. The Company herein clarifies that based on the provisions of Article 11 of CVM Instruction No. 561, of April 7, 2015, as amended by CVM Instruction No. 570, of November 18, 2015, it will exercise the right contained in that provision to not offer the Extraordinary Shareholders' Meeting herein called the mechanism for distance voting. All the documentation pertaining to the subjects that will be discussed in the Extraordinary Shareholders' Meeting, in accordance with Article 135, § 3 of the Law of Corporations and Article 20 of CVM Instruction No. 481, is available to shareholders at the Department of Investor Relations (DFR), Market Service Division (DFRM), on Presidente Vargas, No. 409 – 9th Floor, in the city of Rio de Janeiro, RJ and on the websites of the Company (http://www.eletrobras.com/elb/age/) and the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br). Brasília - September 23, 2016. José Luiz Alquéres - Chairman of the Board of Directors.

3. PUBLICATIONS AND DISCLOSURES: The management proposal and call notice were published and disclosed in accordance with Section II of Article 124 and §3 of Article 135 of the Law of Corporations and Article 8 of CVM Instruction 559, of March 27, 2015 on the websites of the Company (www.eletrobras.com/elb/age/) and the Brazilian Securities and Exchange Commission (CVM) (www.cvm.gov.br) as well as with the New York Stock Exchange (NYSE). The call notice was also published, in the form of Article 124 of the Law of Corporations, in the Federal Official Gazette and the newspapers O Globo, Valor Econômico

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and Correio Braziliense on 9/26/2016, 9/27/2016 and 9/28/2016, as outlined in Section 2 above.

4. ATTENDANCE: In attendance were the shareholders representing 49% (forty-nine percent) of the Company's voting share capital, as per the signatures found on sheet 75 of the Shareholder Attendance Book No. 4, including the Federal Government representative, Dr. LUIZ FREDERICO DE BESSA FLEURY, authorized by Ordinance No. 957, of October 5, 2016, published in the Federal Official Gazette – Section 2, No. 194, of October 7, 2016. Also present were the Head of the Division of Legal Guidance for Business Operations, RAFAEL GUSMÃO RODRIGUES DE ANDRADE; Head of the Investor Relations Department, PAULA PRADO RODRIGUES COUTO; and Head of the Market Information Division, FRANCISCO DE ASSIS DUARTE.

5. PRESIDING BOARD: The proceedings were chaired, under Article 42 of the Bylaws, by the Chief Financial and Investor Relations Officer, ARMANDO CASADO DE ARAUJO, in replacement of CEO of Eletrobras, WILSON FERREIRA JUNIOR, with EDMARA APARECIDA BARBOSA DE SOUZA, acting as secretary.

6. ORDER OF THE DAY: The Company's shareholders met to examine, discuss and vote on the following order of the day: 1. Approve the sale of the shareholding control of CELG Distribuição S.A. (CELG-D), in a privatization auction to be sponsored by BM&FBOVESPA, in accordance with the minimum price and conditions established in Resolution CND No. 11, of November 18, 2015, with the amendments established by Resolution No. 7, of September 13, 2016 of the Board of the Investment Partnership Program.

7. DECISIONS: After opening the Meeting and dispensing with the reading of the documents and proposals related to the order of the day, the chairman of the presiding board announced that the minutes would be issued in the form of a summary of the events that transpired, including dissents and protests, wherein the transcript would only contain the decisions made, as permitted by the first paragraph of Article 130 of Law 6404/76. That being said, after examination and discussion of the subjects presented in the order of the day, the shareholders made the following decisions:

7.1. Approve, by a majority, the sale of the shareholding control of CELG Distribuição S.A. (CELG-D), in a privatization auction to be sponsored by BM&FBOVESPA, in accordance with the minimum price and conditions established in Resolution CND No. 11, of November 18, 2015, with the amendments established by Resolution No. 7, of September 13, 2016 of the Board of the Investment Partnership Program..

7.1.1. Shareholder MARCELO GASPARINO DA SILVA requested that it be stated for the record that he did not approve the topic of the order of the day, for the reasons outlined in his attached vote.

7.1.2. The shareholder GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM

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AÇÕES requested that it be stated for the record that it approved the topic of the order of the day, provided the resources obtained from the sale of the shareholding control of CELG D are used to pay the minimum preferred shareholder dividends, as expressed in the attached vote.

8. CLOSING: There being no further business, the chairman ended the session and the meeting was stopped for the time necessary to issue these minutes, in summary form, of the events that occurred. The session was reconvened and these minutes were read and, once approved, signed by those present.

Brasília - October 24, 2016.

ARMANDO CASADO DE ARAUJO	LUIZ FREDERICO DE BESSA FLEURY
Chief Executive Officer	Federal Government Representative

DIEGO BACELAR LIPARIZI	MARCELO GASPARINO DA SILVA
Representing GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES	Representing HIMSELF

      ANDERSON CARLOS KOCH

Representative from the Funds: CITY OF FRESNO RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; JP MORGAN CHASE BANK; ADVISORS INNER CIRCLE FUND ACADIAN E.M.PORTF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; GMO M R FD ONSH A S O GMO M PORTIFOLIOS ONSHORE L.P.; IBM 401 K PLUS PLAN; LELAND STANFORD JUNIOR UNIVERSITY; LUCENT TECHNOLOGIES INC. MASTER PENSION TR; MANAGED PENSION FUNDS LIMITED; NORGES BANK; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; STATE ST B AND T C INV F F T E RETIR PLANS; PARAMETRIC TAX MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; STATE STREET MSCI BRAZIL INDEX NON LENDING COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; IN BK FOR REC AND DEV AS TR FT ST RET PLAN AND TR RSBP AN TR; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.; THE FIRST CHURCH OF CHRIST SCIENT B MASS; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; VKF INVESTMENTS LTD; WASHINGTON STATE INVESTMENT BOARD; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; CATERPILLAR INC MASTER RETIREMENT T; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; IBM DIVERSIFIED GLOBAL EQUITY FUND; AT T UNION WELFARE BENEFIT TRUST; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; AXA ROSENBERG EQUITY ALPHA TRUST; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; PARAMETRIC EMERGING MARKETS FUND; GARD COMMON CONTRACTUAL FUND; MGI FUNDS PLC; ISHARES MSCI BRAZIL CAPPED ETF; TIFF MULTI ASSET FUND; SUNSUPER SUPERANNUATION FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; EMERGING MARKETS INDEX NON LENDABLE FUND; GMO TRUST ON BEHALF O GMO TAX M I E FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; VANG FTSE ALL WORLD EX US INDEX FD A S OF V INTER E I FDS; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; FUTURE FUND BOARD OF GUARDIANS; NTGI QM COMMON DAILY EMERGING MARKETS EIF LENDING; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTIMENT FUNDS PLC; ISHARES MSCI BRIC ETF; PUBLIC SECTOR PENSION INVESTMENT BOARD; CATERPILLAR INVESTMENT TRUST; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; POWERSHARES DWA EMERGING MARKETS TECHNICAL LEADERS PORTFOLIO; AQR EMERGING EQUITIES FUND LP; LEGAL GENERAL INTERNATIONAL INDEX TRUST; ADVANCED SERIES TRUST AST PARAMETRIC EME PORTFOLIO; VANGUARD TOTAL WSI FD A SOV INTERNATIONAL EQUITY INDEX FDS; JAPAN TRUSTEE SERVICES BK LTD. RE RTB NIKKO BEA MOTHER FD; ISHARES III PUBLIC LIMITED COMPANY; NTGI QM COMMON DAC WORLD EX US INVESTABLE MIF LENDING; RUSSELL INSTITUTIONAL FUNDS LLC RUSSELL EMERGING MARKETS; TRUST CUSTODY SERVICES BANK LTD. RE EMERGING E P M F; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION; XEROX CORPORATION RETIREMENT SAVINGS PLAN; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; SCHWAB EMERGING MARKETS EQUITY ETF; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J LTD AS T OF DAIWA BRAZIL STOCK OPEN RIO WI; HP INVEST COMMON CONTRACTUAL FUND; UAW RETIREE MEDICAL BENEFITS TRUST; EMERGING MARKETS INDEX NON LENDABLE FUND B; JAPAN TRUSTEE SERVICES BANK LTD. RE STB DAIWA BRAZIL INFRA; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; FIRST TRUST BICK INDEX FUND; CHANG HWA CO BANK LTD IN ITS C AS M CUST OF N B FUND; NTGI QM COMMON DAILY EMERGING MARKETS EQUITY I F NON L; GMO ALPHA ONLY FUND A SERIES OF GMO TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK LTD. RE STB DAIWA E E F I M F; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; DEUTSCHE X TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; GMO GLOBAL R RETURN UCITS F A SUB FUND OF GMO FUNDS PLC; FIRST TRUST BRAZIL ALPHADEX FUND; TEXAS MUNICIPAL RETIREMENT SYSTEM; ISHARES MSCI ACWI EX U.S. ETF; JNL MELLON CAPITAL EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST SPARTAN EMERGING MARKETS IND FD; AB CAP FUND INC. AB EMERGING MARKETS MULTI ASSET PORT; ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; VANGUARD FUNDS PUBLIC LIMITED COMPANY; ARROWSTREET US GROUP TRUST; POWERSHARES S P EMERGING MARKETS HIGH BETA PORTFOLIO; CENTURYLINK INC. DEFINED BENEFIT MASTER TRUST; THE MASTER TRUST BANK OF JAPAN LTD. AS T. FOR MTBJ400045833; THE MASTER TRUST BANK OF JAPAN LTD. AS T. FOR MTBJ400045835; MERCER EMERGING MARKETS EQUITY FUND; MERCER QIF FUND PLC; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; GMO IMPLEMENTATION FUND A SERIES OF GMO TRUST; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; FIDELITY RUTLAND SQUARE TRUST II STRATEGIC A E M FUND; EVTC CIT FOF EBP EVTC PARAMETRIC SEM CORE EQUITY FUND TR; ADVANCED SERIES TRUST AST AQR EMERGING MARKETS EQUITY PORT; RUSSELL INSTITUTIONAL FUNDS LLC RUSSELL

024

MULTI ASSET CORE; WILSHIRE MUTUAL FUNDS INC. WILSHIRE INTERNATIONAL EQUITY; MISSOURI EDUCATION PENSION TRUST; ADVANCED SERIES TRUST AST GOLDMAN SACHS MULTI ASSET PORTFO; EATON VANCE MANAGEMENT; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND; KOPERNIK GLOBAL ALL CAP FUND; DEUTSCHE X TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; ARROWSTREET CAPITAL GLOBAL EQUITY LONG SHORT FUND LIMITED; GMO WORLD EQUITY ALLOCATION INVESTMENT FUND PLC; INTERVENTURE EQUITY INVESTMENTS LIMITED; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN LTD. AS T. FOR MUTB400045796; THE MASTER TRUST BANK OF JAPAN LTD. AS TR FOR MUTB400045792; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I ACWI E U F L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND LEND; KOPERNIK GLOBAL ALL CAP EQUITY FUND A SUB FUND HEREBY REPRE; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP. LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAPAN LTD. AS TRUSTEE FOR MUTB4000; DREYFUS OPPORTUNITY FUNDS DREYFUS STRATEGIC BETA E M E F; GLOBAL TRUST COMPANY FBO AQR COLLECTIVE I TRUST AQR E E F; THE TIFF KEYSTONE FUND L.P.; JAPAN TRUSTEE SERVICES BANK LTD. SMTB EMERGING EQUITY M F; ITAU FUNDS LATIN AMERICA EQUITY FUND; GMO TAX MANAGED GLOBAL BALANCED PORTFOLIO A S O GMO M P O LP; INTECH EMERGING MARKETS MANAGED VOLATILITY FUND; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; LEGATO CAPITAL MANAGEMENT INVESTMENTS LLC; PIMCO EQUITY SERIES PIMCO RAE FUNDAMENTAL EMERGING MARKETS F; PIMCO RAE FUNDAMENTAL EMERGING MARKETS FUND LLC; GOLDMAN SACHS TRUST II GOLDMAN SACHS MULTI MANAGER G E FUND; KOPERNIK INTERNATIONAL FUND; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV STATE STREET; GMO BENCHMARK FREE FUND A SERIES OF GMO TRUST; LACM EMII L.P.; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX FUND; FIDELITY SALEM STREET TRUST FIDELITY SAI EMERGING M I FUND; KOPERNIK GLOBAL ALL CAP MASTER FUND LP; KOPERNIK GLOBAL REAL ASSET FUND LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND LP; CC L Q EMERGING MARKETS EQUITY FUND; FIDELITY SALEM STREET TRUST SPARTAN TOTAL INTERNATIONAL I F; LOS ANGELES CAPITAL GLOBAL FUNDS PLC; EMERGING MARKETS EX CONTROVERSIAL WEAPONS EQUITY INDEX FD B; BUREAU OF LABOR FUNDS LABOR PENSION FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD A SE VAN S F; CITY OF FRESNO RETIREMENT SYSTEM; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; JP MORGAN CHASE BANK; ADVISORS INNER CIRCLE FUND ACADIAN E.M.PORTF; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; GMO M R FD ONSH A S O GMO M PORTIFOLIOS ONSHORE L.P.; IBM 401 K PLUS PLAN; LELAND STANFORD JUNIOR UNIVERSITY; LUCENT TECHNOLOGIES INC. MASTER PENSION TR; MANAGED PENSION FUNDS LIMITED; NORGES BANK; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; STATE ST B AND T C INV F F T E RETIR PLANS; PARAMETRIC TAX MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; THE MONETARY AUTHORITY OF SINGAPORE; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; BELL ATLANTIC MASTER TRUST; STATE STREET MSCI BRAZIL INDEX NON LENDING COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; IN BK FOR REC AND DEV AS TR FT ST RET PLAN AND TR RSBP AN TR; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.; THE FIRST CHURCH OF CHRIST SCIENT B MASS; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE PENSION RESERVES INVESTMENT MANAG.BOARD; THE PRESIDENT AND FELLOWS OF HARVARD COLLEGE; VKF INVESTMENTS LTD; WASHINGTON STATE INVESTMENT BOARD; LEGG MASON GLOBAL FUNDS PLC; NEW ZEALAND SUPERANNUATION FUND; CATERPILLAR INC MASTER RETIREMENT T; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST B; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; IBM DIVERSIFIED GLOBAL EQUITY FUND; AT T UNION WELFARE BENEFIT TRUST; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; AXA ROSENBERG EQUITY ALPHA TRUST; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; PARAMETRIC EMERGING MARKETS FUND; GARD COMMON CONTRACTUAL FUND; MGI FUNDS PLC; ISHARES MSCI BRAZIL CAPPED ETF; TIFF MULTI ASSET FUND; SUNSUPER SUPERANNUATION FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; EMERGING MARKETS INDEX NON LENDABLE FUND; GMO TRUST ON BEHALF O GMO TAX M I E FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; GMAM INVESTMENT FUNDS TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; VANG FTSE ALL WORLD EX US INDEX FD A S OF V INTER E I FDS; SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS; FUTURE FUND BOARD OF GUARDIANS; NTGI QM COMMON DAILY EMERGING MARKETS EIF LENDING; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; NORTHERN TRUST INVESTIMENT FUNDS PLC; ISHARES MSCI BRIC ETF; PUBLIC SECTOR PENSION INVESTMENT BOARD; CATERPILLAR INVESTMENT TRUST; THE BOEING COMPANY EMPLOYEE SAVINGS PLANS MASTER TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; POWERSHARES DWA EMERGING MARKETS TECHNICAL LEADERS PORTFOLIO; AQR EMERGING EQUITIES FUND LP; LEGAL GENERAL INTERNATIONAL INDEX TRUST; ADVANCED SERIES TRUST AST PARAMETRIC EME PORTFOLIO; VANGUARD TOTAL WSI FD A SOV INTERNATIONAL EQUITY INDEX FDS; JAPAN TRUSTEE SERVICES BK LTD. RE RTB NIKKO BEA MOTHER FD; ISHARES III PUBLIC LIMITED COMPANY; NTGI QM COMMON DAC WORLD EX US INVESTABLE MIF LENDING; RUSSELL INSTITUTIONAL FUNDS LLC RUSSELL EMERGING MARKETS; TRUST CUSTODY SERVICES BANK LTD. RE EMERGING E P M F; BELLSOUTH CORPORATION RFA VEBA TRUST; BEST INVESTMENT CORPORATION; XEROX CORPORATION RETIREMENT SAVINGS PLAN; STICHTING PGGM DEPOSITARY; ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; SCHWAB EMERGING MARKETS EQUITY ETF; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; ISHARES MSCI EMERGING MARKETS ETF; THE MASTER T B J LTD AS T OF DAIWA BRAZIL STOCK OPEN RIO WI; HP INVEST COMMON CONTRACTUAL FUND; UAW RETIREE MEDICAL BENEFITS TRUST; EMERGING MARKETS INDEX NON LENDABLE FUND B; JAPAN TRUSTEE SERVICES BANK LTD. RE STB DAIWA BRAZIL INFRA; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND; FIRST TRUST BICK INDEX FUND; CHANG HWA CO BANK LTD IN ITS C AS M CUST OF N B FUND; NTGI QM COMMON DAILY EMERGING MARKETS EQUITY I F NON L; GMO ALPHA ONLY FUND A SERIES OF GMO TRUST; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; JAPAN TRUSTEE SERVICES BANK LTD. RE STB DAIWA E E F I M F; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; CF DV EMERGING MARKETS STOCK INDEX FUND; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; DEUTSCHE X TRACKERS MSCI BRAZIL HEDGED EQUITY ETF; GMO GLOBAL R RETURN UCITS F A SUB FUND OF GMO FUNDS PLC; FIRST TRUST BRAZIL ALPHADEX FUND; TEXAS MUNICIPAL RETIREMENT SYSTEM; ISHARES MSCI ACWI EX U.S. ETF; JNL MELLON CAPITAL EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST SPARTAN EMERGING MARKETS IND FD

EDMARA APARECIDA BARBOSA DE SOUZA

Secretary

Brasília, 24 de outubro de 2016

Ao
Senhor Armando Casado de Araújo
Presidente da Assembleia Geral Extraordinária da Eletrobras

Ref. Manifestação de Voto

MARCELO GASPARINO DA SILVA, acionista inscrito no CPF/MF sob o nº 807.383.469-34, residente de domiciliado na Rua Esteves Júnior, 605, Apto. 1411, Centro, Florianópolis – SC, CEP 88015-130 vem apresentar **Manifestação de Voto e Requerimento**, tendo em vista a Proposta da Administração para a presente AGE de 24/10/16 – alienação das ações da CELG D -, e também sobre sobre o posicionamento da Centrais Elétricas Brasileiras S/A ("Eletrobras ou Companhia") e de fatos que tomou conhecimento e foram noticiados pela Companhia e pela imprensa, a saber:

1. Conforme Proposta da Administração da Presente Assembleia e de comunicados divulgados ao longo dos anos, a Eletrobras era sabedora da inviabilidade financeira das distribuidoras que assumiu e por conta disso contratou diversas consultorias, como Roland Berger, Banco Santander, Acenture, Ernst Young dentre outras para assessorá-la na alienação de várias participações societárias.

2. Em dezembro de 2013 o então Diretor Presidente assegurou que a Companhia iria promover a alienação das participações societárias das chamadas "descontroladas", as concessionárias de distribuição de energia que eram controladas pela Eletrobras, e na sequência também assumiu definitivamente o controle da CELG D.

3. A questão que precisa ser esclarecida aos acionistas é: por que a Administração da Eletrobras não propôs referidas alienações nos anos 2014 e 2015? Isto teve alguma coisa a ver com má gestão ou com os desvios ocorridos nos últimos anos na Companhia e que passaram a ser investigados no exterior e no Brasil?

4. Necessário perguntar se no âmbito das investigações sofridas e promovidas pela Companhia também foram identificadas irregularidades nas 7 distribuidoras estaduais de energia elétrica controladas pela Eletrobras?

5. Tais esclarecimentos são fundamentais para que o acionista possa formar convicção sobre a aderência dos administradores e "colaboradores" diretamente vinculados ao contínuo processo de fiscalização dos atos de gestão, a bem de saber se as normas passaram a ser efetivamente aplicadas, inclusive políticas de consequência, ou se continuam sendo belos textos muito bem elaborados e rebuscados que ao final servem para justificar aquilo que a sociedade não aceita mais, os desmandos no seio da administração de sociedades de economia mista.

Brasília, 24 de outubro de 2016.

Ao
Presidente da Assembleia Geral Extraordinária da Eletrobras
Senhor Armando Casado de Araújo

Ref. Manifestação de Voto

GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, ("Geração Futuro") inscrito no CNPJ/MF sob o nº 08.935.128/0001-59, nos termos dos regulamentos, estatutos sociais e procurações, respectivamente e neste ato representado pelo seu gestor **GF GESTÃO DE RECURSOS LTDA.** ("GF Gestão"), inscrito no CNPJ/MF sob o nº 09.630.188/0001-26, com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Praça XV de Novembro, nº 20, 12º andar, Grupo 1201B, Centro, vem apresentar **Manifestação de Voto e Requerimento**, tendo em vista a Proposta da Administração sobre o posicionamento das Centrais Elétricas Brasileiras S/A ("Eletrobras ou Companhia"), quanto segue:

1. Consta da Proposta da Administração da Presente Assembleia a seguinte manifestação:

> *1.3. Aviso aos Acionistas Titulares de Ações Preferenciais:*
> *A Companhia informa aos senhores acionistas que, considerando o disposto no Comunicado ao Mercado divulgado em 27 de abril de 2015, e considerando que, até a presente data, não houve o pagamento de dividendos aos acionistas titulares de ações preferenciais conforme previsto em seu estatuto social, os acionistas titulares de ações preferenciais da Companhia terão direito de voto nesta Assembleia Geral Extraordinária, nos termos do disposto no parágrafo primeiro do artigo 111 da Lei das Sociedades por Ações, observadas todas as demais formalidades previstas na Lei das Sociedades por Ações, no Estatuto Social da Companhia, na regulação aplicável e nesta Proposta da Administração.*

2. Neste sentido e considerando que a Companhia reconheceu que os administradores por ela eleitos foram investigados e se constatou a ocorrência de práticas de corrupção, sendo que a Companhia inclusive contabilizou perdas decorrentes de desvios praticados na administração de contratos com fornecedores e prestadores de serviços, o que obrigou inclusive ao Acionista Controlador a promover dois Adiantamentos para Futuro Aumento de Capital – AFAC durante o corrente ano para que a Companhia regularizasse a sua situação de Caixa e honrasse em dias seus compromissos, vem o acionista questionar se, uma vez exitosa a alienação da participação na CELG D se serão imediatamente regularizados os dividendos devidos aos acionistas detentores de ações preferenciais nos termos do seu Estatuto Social.

3. Destaca o acionista que a Administração da Companhia já realizou, no passado, a retenção do pagamento de dividendos obrigatórios, sendo que em processo julgado na Comissão de Valores Mobiliários – CVM foi compelida a regularizar os pagamentos, sob pena de responsabilidade pessoal dos administradores.

4. No caso da Eletrobras, considerando que a Companhia já assumiu o controle da CELG D há anos e retardou injustificadamente a sua alienação, o que gerou a necessidade de novos aportes para manter as atividades regulares daquela Companhia, é de se registrar se a falta de interessados no **Edital PND de Leilão número 01/2016/CELG** não decorrera de orientação do acionista controlador em promover leilão a preços sabidamente inalcançáveis, o que acabou por postergar a providência necessária – alienação da participação acionária – acarretando diversos prejuízos para a Companhia.

5. Esse registro é relevante, pois apesar do acionista controlador ter votado contra a proposta de capitalização das outras 6 distribuidoras de energia elétrica controladas pela Eletrobras na AGE de 22/07/2016, o que inviabilizou as referidas companhias, mas em ato subsequente autorizou a alienação das suas participações societárias, até o presente momento não se tem notícias de idêntica providência à que hoje é tomada para com a CELG D, o que certamente está gerando ainda mais problemas para a Eletrobras, que precisa manter as 6 distribuidoras operando, gerando ônus desnecessário e que somente pode interessar ao seu acionista controlador.

6. Neste sentido, o acionista vem manifestar seu voto condicional para que as 75.355.789 (setenta e cinco milhões, trezentas e cinquenta e cinco mil, setecentas e oitenta e nove) ações ordinárias da CELG D de titularidade da Eletrobras, o que totaliza um lote no valor mínimo de R$ 897.611.651,71 (oitocentos e noventa e sete milhões, seiscentos e onze mil, seiscentos e cinquenta e um reais e setenta e um centavos) sejam alienadas e o fruto desta alienação sirva para regularizar a inadimplência que a Eletrobras tem para com seus acionistas preferencialistas, sob pena de não assim procedendo, sejam seus administradores responsabilizados e seu acionista controlador compelido a assumir os prejuízos financeiros que a Companhia vem sofrendo, decorrentes das fraudes praticadas pelos administradores por ele escolhidos no âmbito das investigações, aqui e no exterior.

Atenciosamente,

GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.